SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Regal Entertainment Group

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

758766 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 758766 10 9		Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anschutz Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 73,708,639

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 73,708,639

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,708,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 61.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 758766 10 9		Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip F. Anschutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 73,708,639

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 73,708,639

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,708,639

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 61.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 758766 10 9		Page 4 of 10 Pages

Item 1.
	(a)	Name of Issuer Regal Entertainment Group (“Issuer”).
	(b)	Address of Issuer's Principal Executive Offices 9110 East Nichols Avenue, Suite 200 Centennial, Colorado 80112

Item 2.
	(a)	Name of Person Filing This statement is filed by Anschutz Company (“AC”) and Philip F. Anschutz (“Anschutz”).
	(b)	Address of Principal Business Office or, if none, Residence The address of the Principal Business Office for AC and Anschutz is as follows: 555 17th Street, Suite 2400 Denver, Colorado 80202
	(c)	Citizenship AC is a Delaware corporation. Anschutz is a citizen of the United States of America.
	(d)	Title of Class of Securities Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).
	(e)	CUSIP Number 758766 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 758766 10 9	Page 5 of 10 Pages

Item 4.	Ownership.

As of December 31, 2002:
(a)

Amount beneficially owned:     AC beneficially owned 73,708,639 shares of Class A Common Stock through its ownership of 69,780,454 shares of Class B Common Stock of Issuer, which are convertible into a like number of shares of Class A Common Stock, and warrants to purchase 3,928,185 shares of Class B Common Stock of Issuer, which, upon the exercise of such warrants, are convertible into a like number of shares of Class A Common Stock.  Anschutz owns 100% of the outstanding capital stock of AC.  Therefore, Anschutz may be deemed to control AC, and each of them may be deemed to share the power to vote and dispose of the shares of Class A Common Stock to which this statement relates.

(b)	Percent of class: AC: Anschutz:	61.5% 61.5%
(c)	Number of shares as to which the person has:

AC:
(i)	Sole power to vote or to direct the vote 0
(ii)	Shared power to vote or to direct the vote 73,708,639
(iii)	Sole power to dispose or to direct the disposition of 0
(iv)	Shared power to dispose or to direct the disposition of 73,708,639

Anschutz:
(i)	Sole power to vote or to direct the vote 0
(ii)	Shared power to vote or to direct the vote 73,708,639
(iii)	Sole power to dispose or to direct the disposition of 0
(iv)	Shared power to dispose or to direct the disposition of 73,708,639

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See attached Exhibit A, which identifies each member of the group.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

CUSIP No. 758766 10 9	Page 6 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2003	ANSCHUTZ COMPANY

	By:	Philip F. Anschutz
Title: Chairman

		By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

Date: January 22, 2003	PHILIP F. ANSCHUTZ

	By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

CUSIP No. 758766 10 9	Page 7 of 10 Pages

EXHIBIT INDEX

Exhibit A                                               Identification of Group Members

Exhibit B                                                 Joint Filing Agreement

Exhibit C                                                 Power of Attorney

CUSIP No. 758766 10 9	Page 8 of 10 Pages

EXHIBIT A

to

Schedule 13G

Identification of Group Members:

                                Anschutz Company

                                Philip F. Anschutz

CUSIP No. 758766 10 9	Page 9 of 10 Pages

EXHIBIT B

to

Schedule 13G

JOINT FILING AGREEMENT

                                The undersigned hereby agree that the statement on Schedule 13G dated January 22, 2003, with respect to the Class A Common Stock of Regal Entertainment Group is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

                                This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

                                IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of January 22, 2003.

ANSCHUTZ COMPANY

By:	Philip F. Anschutz
Name: Philip F. Anschutz
Title: Chairman

	By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

PHILIP F. ANSCHUTZ

By:	/s/ Robert M. Swysgood
Name: Robert M. Swysgood
Title: Attorney-in-Fact

CUSIP No. 758766 10 9	Page 10 of 10 Pages

EXHIBIT C

to

Schedule 13G

POWER OF ATTORNEY

                I, Philip F. Anschutz, hereby appoint Robert M. Swysgood, my true and lawful attorney-in-fact to:

(1)                                  execute for me and on my behalf, in my capacity as an individual and in my capacity as an officer and/or director of Anschutz Company and The Anschutz Corporation (the “Companies”), Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, in accordance with Sections 13 and 16 of the Securities Exchange Act of 1934 and the rules thereunder;

(2)                                  do and perform any and all acts for me and on my behalf which may be necessary or desirable to complete and execute any such Forms 3, 4, or 5 and Schedules 13D and 13G and any Amendments thereto and timely file such Form, Schedule or Amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)                                  take any other action of any type whatsoever in connection with the foregoing which, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by the attorney-in-fact on my behalf pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in his discretion.

                I hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I hereby acknowledge that the foregoing attorney-in-fact, in serving in such capacity at my request, is not assuming, nor are the Companies assuming, any of my responsibilities to comply with Section 13 or 16 of the Securities Exchange Act of 1934.

                This Power of Attorney shall remain in full force and effect until I am no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G and any Amendments thereto, unless I earlier revoke this Power of Attorney in a signed writing delivered to the attorney-in-fact.

                IN WITNESS WHEREOF, I hereby cause this Power of Attorney to be executed as of this 21st day of October, 1999.

/s/ Philip F. Anschutz
Philip F. Anschutz